UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Item 1.


 (a) Name of Issuer

Universal Manufacturing Company


 (b) Address of Issuer's Principal Executive Offices

STREET 1:	405 DIAGONAL ST
STREET 2:	PO BOX 190
CITY:		ALGONA
STATE:		IA
ZIP:		50511


Item 2.


 (a) Name of Person Filing

Scott James Group, Inc.


 (b) Address of Principal Business Office or, if none, Residence

6700 Arlington Boulevard
Falls Church, Virginia  22042

 (c) Citizenship

Virginia, U.S.A.


 (d) Title of Class of Securities

Common Shares


 (e) CUSIP Number

913708-10-3



Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:


 (a) [ x ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


 (b) [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


 (c) [   ] Insurance company as defined in section 3(a)(19) of the Act
 (15 U.S.C. 78c).


 (d) [   ] Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a-8).


 (e) [   ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);


 (f) [   ] An employee benefit plan or endowment fund in accordance with
 240.13d-1(b)(1)(ii)(F);


 (g) [   ] A parent holding company or control person in accordance with
240.13d-1(b)(1)(ii)(G);


 (h) [   ] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);


 (i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


 (j) [   ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).




Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.


 (a) Amount beneficially owned:  41,150


 (b) Percent of class: 5%


 (c) Number of shares as to which the person has:



 (i) Sole power to vote or to direct the vote:  7,850



 (ii) Shared power to vote or to direct the vote:  33,300



 (iii) Sole power to dispose or to direct the disposition of:  7,850



 (iv) Shared power to dispose or to direct the disposition of:  33,300


Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 29, 2002
Date


/s/ Scott S. James
Signature

Scott S. James, President